Exhibit 99.1

Jumia reports Fourth Quarter and Full Year 2019 Results

Gross profit up 64% in Q4 2019 year-over-year and 72% for the full year 2019

JumiaPay Transactions accelerate 110% in Q4 2019 year-over-year and 278% for the full year 2019

Lagos, February 25, 2020 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the Company) announced today its financial results for the fourth quarter and full-year ended December 31, 2019.

“In the fourth quarter of 2019, we took a number of important actions to support our path to profitability while positioning the business for long term growth,” commented Sacha Poignonnec and Jeremy Hodara, Co-Chief Executive Officers of Jumia.

“We initiated a rebalancing of our business mix towards higher consumer lifetime value business, reducing promotional intensity on certain product categories, while driving growth of the more affordable, higher purchase frequency ones. While this led to a softer GMV growth trajectory, it has supported consumer acquisition and usage growth. Annual Active Consumers reached a record 6.1 million and Orders increased by 49% in the fourth quarter of 2019 when compared with the fourth quarter of 2018.

This rebalancing, alongside gradual monetization, supported profitability as Gross profit reached €24.8 million, up 64% compared to the fourth quarter of 2018. Our Gross profit after Fulfillment expense was positive at €1.0 million in the fourth quarter of 2019 compared to a loss of €2.1 million in the fourth quarter of 2018.

We also undertook a portfolio optimization initiative to enhance our business focus and align our investments and resources with the opportunities that we believe best support our long-term growth and path to profitability. We expect the impact of these initiatives to continue playing out in the coming quarters, with a more meaningful contribution to our path to profitability in 2020 and beyond.”

FOURTH QUARTER 2019 – PROGRESS ON STRATEGY

•	Marketplace growth: Driving profitable growth with key focus on usage and consumer acquisition.

•	Annual Active Consumers reached a record 6.1 million, a year-over-year increase of 54%.

•	Orders reached 8.3 million, a year-over-year increase of 49%.

•

GMV was €301 million, a year-over-year decrease of 3%. Adjusting for perimeter changes as a result of the portfolio optimization undertaken during the quarter, as well as previously reported improper sales practices, GMV of the fourth quarter of 2019 would have been €293 million, up 6% from €275 million in the fourth quarter of 2018.

•	JumiaPay development: Continued expansion of JumiaPay on-platform, with a view to offering payment and financial services off-platform in the future.

•	JumiaPay Total Payment Volume (“TPV”) was €45.6 million, a year-over-year increase of 57%, taking on-platform TPV penetration to 15%.

•	JumiaPay Transactions reached 2.4 million, a year-over-year increase of 110%, representing 29% of Orders on-platform.

•	Monetization development: Gradual monetization of usage and transactional activity, through diversified revenue streams.

•	Gross profit reached €24.8 million, a year-over-year increase of 64%.

•	Continued development of Marketing & Advertising revenue stream, up 120% on a year-over-year basis.

•	Cost efficiencies: Driving scale benefits on Fulfillment expense, increasing returns on Sales & Advertising expense, right-sizing General & Administrative cost base.

•	Gross profit after Fulfillment expense turned positive, reaching €1.0 million, compared to a loss of €2.1 million in the fourth quarter of 2018.

•

Sales & Advertising expense was €15.5 million, up 14% compared to the fourth quarter 2018. Full year 2019 Sales & Advertising expense per Annual Active Consumer decreased by 21% from €12 in 2018 to €9 in 2019.

•	Adjusted EBITDA loss, excluding restructuring G&A expense, was €51.2 million, compared to €48.6 million in the fourth quarter of 2018.

FOURTH QUARTER 2019 - BUSINESS HIGHLIGHTS

Marketplace Growth

•

Black Friday 2019 – Our Black Friday campaign ran over the course of 4 Fridays in November 2019. Jumia pioneered the Black Friday event on a pan-African basis in 2014 and, for its fifth edition, crossed a number of milestones.

•

During the event, we surpassed 1 billion pages viewed on our platforms, demonstrating our ability to engage our consumers in a compelling way. In Egypt, the soundtrack of the Jumia Black Friday commercial made it to the second position in the Arabic top charts with heavy rotation across major national radio channels. This illustrates our ability to create highly engaging, tailored content to local preferences.

•

In parallel, we ran 14 super-brand days during the campaign, offering participating brands enhanced visibility on our platforms with relevant social media and CRM activations. As a result of the commercial success of such days, a number of brands converted their marketing relationship with us from ad-hoc campaign contributions to annual marketing budgets for management by Jumia.

•

Driving inclusive growth is core to our mission. In the course of 2019, we established in Ivory Coast an improved model for last-mile delivery to reach consumers in secondary cities and rural areas. This model allows local entrepreneurs to open and operate pick-up stations that also serve as ordering points, earning a fee on packages delivered to, and a commission on orders placed from, the outlet.

JumiaPay Development

•	As of December 31, 2019, JumiaPay was available in 6 markets: Nigeria, Egypt, Morocco, Ivory Coast, Ghana and Kenya.

•

Continued expansion of digital services powered by JumiaPay. Our JumiaPay app offers consumers an increasing range of every-day digital services, such as utility bills payment, airtime recharge, transport ticketing, as well as financial services, provided by third party partners. During the fourth quarter of 2019, we introduced an international top-up feature whereby JumiaPay app users have the possibility to send airtime recharges to pre-paid phone numbers internationally. We also expanded the range of consumer financial services into savings products with the launch of the AXA Money Market Fund in Nigeria.

•

Mastercard commercial activities kick-off. We rolled-out “Mastercard Tuesdays” on our platform in Kenya, Nigeria and Egypt, during which JumiaPay consumers who pay using Mastercard enjoy an additional discount. We also launched a campaign allowing Mastercard users to enter a raffle to win trips and tickets to watch UEFA Champions League matches.

•

JumiaPay Business platform. We piloted with a selected group of our sellers in Nigeria our JumiaPay Business platform which encompasses payment, financial services and marketing tools. While the payment and closed-loop wallet functionalities of JumiaPay have so far been consumer facing, this initiative allows us to explore the merchant and Small and Mid-size Enterprise (“SMEs”) markets starting with the base of sellers active on our platform.

Portfolio Optimization

•

We regularly conduct portfolio reviews which assess the allocation of our resources to business verticals and geographies against multiple criteria, including financial performance, commercial environment as well as the ease and cost of doing business. As part of the 2019 portfolio review, a number of initiatives were implemented during the fourth quarter of 2019 with a view to enhancing our business focus and optimizing our capital allocation.

•

We took the decision to exit three geographies, Cameroon, Rwanda and Tanzania. While we continue to believe in the long-term potential of these countries, we decided to allocate our resources to the geographies that we currently believe present the best opportunities to support the Company’s long-term growth and path to profitability. Our pan-African footprint and geographical diversification are key assets for us and we continue to invest across our 11 geographies of operation, which collectively represent more than 600 million people and approximately 70% of Africa’s internet users and GDP.

•

We also entered into a distribution and commercial agreement in relation to Jumia Travel’s flight and hotel booking portals. As part of this agreement, we will continue promoting flight and hotel booking services on our platform, redirecting the relevant traffic to our partner Travelstart, who will manage the sales, fulfilment and customer service aspects of the business.

•	The exited countries and the travel assets collectively accounted for less than 10% of our GMV, Gross profit and Operating loss for the full year 2019.

SELECTED OPERATIONAL KPIs

1.	Marketplace KPIs

	For the three months ended December 31		For the year ended December 31
	2018	2019	2018	2019
GMV (€ mm)	311.0	301.2	828.2	1,097.6
Annual Active Consumers (mm)	4.0	6.1	4.0	6.1
Number of Orders (mm)	5.5	8.3	14.4	26.5

•

In the fourth quarter of 2019, GMV reached €301 million compared to €311 million over the same period in 2018, taking full year 2019 GMV to €1.1 billion, up 33% compared to 2018. Adjusting for perimeter changes as a result of the portfolio optimization undertaken during the quarter, as well as previously reported improper sales practices, GMV of the fourth quarter of 2019 would have been €293 million, up 6% from €275 million in the fourth quarter of 2018.

•

The softer GMV growth in the fourth quarter of 2019 is a result of a business mix rebalancing we undertook to meet two key objectives, i) supporting our path to profitability and ii) driving long-term usage and consumer acquisition:

•

To support our path to profitability, we have reduced promotional intensity and consumer incentives on lower consumer lifetime value business. While most product categories experienced GMV growth in the 20 to 50% range, phones and consumer electronics contracted by approximately 20% on a year-over-year basis. This aspect of the business mix rebalancing will likely continue to negatively impact GMV development over the next two quarters. This dynamic may be further exacerbated by the Coronavirus outbreak, which causes challenges for our cross-border business and creates procurement issues for our sellers.

•

To drive long-term usage and consumer adoption, we have increased our focus on every-day product categories such as Fast Moving Consumer Goods (“FMCG”), fashion, beauty and personal care as well as digital services which provide affordable entry points into the Jumia ecosystem while driving repeat purchase and consumer lifetime value.

•

Annual Active Consumers reached a record 6.1 million as of December 31, 2019, compared to 4.0 million as of December 31, 2018, a 54% increase. Our net consumer adds in 2019 totaled 2.1 million compared to 1.3 million in 2018, a 71% increase, as a result of our constant focus to drive consumer adoption, the record traffic on our platforms, which surpassed 1 billion visits in 2019 as well as improved conversion rates.

•

Orders reached 8.3 million during the fourth quarter of 2019, up 49% compared to the fourth quarter of 2018. On a full year basis, Orders increased by 85% to 26.5 million in 2019 compared to 14.4 million in 2018 as our consumer cohorts continued to exhibit improving repurchase rates.

•	GMV, Annual Active Consumers and Orders are reported on a gross basis, irrespective of cancellations, failed deliveries and post transaction returns:

•

An order may be cancelled prior to shipping, either by the seller or by the consumer. After an order is shipped, instances of failed delivery can occur if the consumer is not available at the time of the delivery or returns the package upon delivery.

•	Post delivery, returns are allowed within a specified period of time and subject to certain conditions.

•	The rates of cancellations, failed deliveries and returns as a percentage of our GMV decreased from approximately 35% in 2018 to 32% in 2019.

2.	JumiaPay KPIs

	For the three months ended December 31		For the year ended December 31
	2018	2019	2018	2019
TPV (€ million)	29.1	45.6	54.8	124.3
JumiaPay Transactions (million)	1.2	2.4	2.0	7.6

•

TPV increased by 57% from €29.1 million in the fourth quarter of 2018 to €45.6 million in the fourth quarter of 2019 taking total TPV for the full year 2019 to €124.3 million, up 127% compared to 2018. On-platform penetration of JumiaPay as a percentage of GMV reached 15.2% in the fourth quarter of 2019 compared to 9.4% over the same period in 2018.

•

In the fourth quarter of 2019 alone, JumiaPay processed 2.4 million Transactions, or more than the total number of JumiaPay Transactions for the full year 2018. On a full year basis, JumiaPay Transactions increased by 278% from 2.0 million Transactions in 2018 to 7.6 million Transactions in 2019.

•

The ramp-up of JumiaPay on-platform is attributable to our continuous education efforts of consumers, the expanding range of digital services offered as part of our JumiaPay app as well as a number of newly introduced marketing initiatives. These include Mastercard Tuesdays discounts, cash-backs funded by card issuing banks or the possibility to pay for purchases in 12-month installments at no interest, offered by partner banks.

SELECTED FINANCIAL INFORMATION

1.	Revenue

	For the three months ended December 31		YoY	For the year ended December 31		YoY
(€ million)	2018[1]	2019	Change	2018[1]	2019	Change
Marketplace revenue	17.3	26.0	50%	46.2	78.5	70%

Commissions	5.2	8.4	62%	14.4	25.0	74%
Fulfillment	5.8	8.9	52%	15.0	26.9	79%
Marketing & Advertising	1.1	2.3	120%	2.3	6.1	169%
Value Added Services	5.3	6.4	22%	14.6	20.5	41%
First Party revenue	25.7	23.0	(10%)	81.3	81.2	(0%)

Platform revenue	43.0	49.1	14%	127.5	159.6	25%

Non-Platform revenue	0.2	0.2	(19%)	1.5	0.8	(50%)

Total Revenue	43.3	49.3	14%	129.1	160.4	24%

[1]

2018 periods have been restated to reflect the impact of the reclassification of certain types of vouchers, consumer and partner incentives from Sales & Advertising expense to Revenue. This reclassification amounted to €0.5 million in the fourth quarter 2018 and €1.5 million for the full year 2018. The cumulative effect for the nine months ended September 30, 2019 was included in the results for the three months ended September 30, 2019. Reclassification details have been provided in our report on third quarter results, dated November 12, 2019.

•

Marketplace revenue increased by 50% in the fourth quarter of 2019 compared to the fourth quarter of 2018 and by 70% for the full year 2019 compared to 2018. In parallel with increased usage of our platform, we seek to build diversified streams of monetization:

•

Commissions, which are charged to our sellers, grew by 62% in the fourth quarter of 2019 and by 74% on a full year basis. Commissions growth outpaced GMV growth as a result of an increase in the share of product categories with higher average commission rates, notably fashion and beauty as well as enhanced promotional discipline and reduced deployment of consumer incentives, some of which are accounted for as deductions from commission revenue.

•

Fulfillment, which comprises delivery fees charged to consumers, increased by 52% in the fourth quarter of 2019 and by 79% on a full year basis in parallel with Order growth. Changes in the packages mix, notably an increased proportion of packages shipped from overseas sellers and increased deliveries outside primary cities, contributed to the increase in the Fulfillment revenue.

•

Marketing & Advertising, which corresponds to the revenue generated from the sale of a diversified range of ad solutions to sellers and advertisers, increased by 120% in the fourth quarter of 2019 reaching €2.3 million or as much as the entire Marketing & Advertising revenue amount for the full year 2018. The sustained momentum in this revenue stream shows the relevance of Jumia as a digital advertising channel to reach consumers across Africa in a targeted manner with tailored content, driving measurable performance.

•

Value Added Services, which includes revenue from services charged to our sellers, such as logistics services, packaging, or content creation, increased by 22% in the fourth quarter of 2019 and by 41% on a full year basis.

•

First Party revenue decreased by 10% in the fourth quarter of 2019 compared to the fourth quarter of 2018 and was stable on a full year basis, as a result of lower share of first party sales in our business. We undertake our first party sales in an opportunistic manner to complement the breadth of the product assortment on our platform, usually in areas where we see unmet consumer demand. Over time, it is our goal to reduce the share of first party sales in favor of third-party sales at the group level. This strategy may however vary from quarter to quarter and from country to country.

•

Shifts in the mix between first party and marketplace activities trigger substantial variations in our Revenue as we record the full sales price net of returns as First Party revenue and only commissions and fees in the case of Marketplace revenue. Accordingly, we steer our operations not on the basis of our total Revenue, but rather on the basis of Gross profit, as changes between third-party and first-party sales are largely eliminated at the Gross profit level.

2.	Gross Profit

	For the three months ended December 31		YoY	For the year ended December 31		YoY
(€ million)	2018[1]	2019	Change	2018[1]	2019	Change
Gross Profit	15.2	24.8	64%	44.2	75.9	72%

[1]

2018 periods have been restated to reflect the impact of the reclassification of certain types of vouchers, consumer and partner incentives from Sales & Advertising expense to Revenue. This reclassification amounted to €0.5 million in the fourth quarter 2018 and €1.5 million for the full year 2018. The cumulative effect for the nine months ended September 30, 2019 was included in the results for the three months ended September 30, 2019. Reclassification details have been provided in our report on third quarter results, dated November 12, 2019.

Gross profit increased by 64% to €24.8 million in the fourth quarter of 2019 from €15.2 million in the fourth quarter of 2018, taking Gross profit to €75.9 million for the full year 2019, up 72% compared to 2018. The increase in Gross profit is a result of increased platform monetization as well as enhanced promotional discipline and reduced emphasis on consumer incentives, which supported margins.

3.	Fulfillment Expense

	For the three months ended December 31		YoY	For the year ended December 31		YoY
(€ million)	2018	2019	Change	2018	2019	Change
Fulfillment expense	17.2	23.9	38%	50.5	77.4	53%

Fulfillment expense includes expenses related to services of third-party logistics providers, expenses related to our network of warehouses and pick-up stations, including employee benefit expenses. Fulfillment expense grew by 38% in the fourth quarter of 2019 compared to the fourth quarter of 2018 and by 53% on a full year basis.

Fulfillment expense is influenced by a number of factors including:

•	The origin of the goods, for example the cost of shipping a product from a cross-border seller based overseas is higher than shipping from a local seller;

•

The destination of the package and type of delivery, for example the cost of delivery to a secondary city or a rural area is higher than the cost of delivery to a main city and the cost of a home delivery is higher than for pick-up station delivery;

•	The type of goods, for example the cost of delivery is higher for a large home appliance than a fashion accessory.

Fulfillment expense was impacted in 2019 by a higher proportion of cross-border packages shipped from overseas sellers as well as a higher proportion of packages delivered outside primary cities. However, we continue to drive Fulfillment expense efficiencies as our order volumes grow.

During the fourth quarter of 2019, Gross profit after Fulfillment expense was positive and reached €1.0 million compared to a loss of €2.1 million in the fourth quarter of 2018 demonstrating continued progress on our path to profitability.

4.	Sales & Advertising Expense

	For the three months ended December 31		YoY	For the year ended December 31		YoY
(€ million)	2018[1]	2019	Change	2018[1]	2019	Change
Sales & Advertising	13.6	15.5	14%	46.0	56.0	22%

[1]

2018 periods have been restated to reflect the impact of the reclassification of certain types of vouchers, consumer and partner incentives from Sales & Advertising expense to Revenue. This reclassification amounted to €0.5 million in the fourth quarter 2018 and €1.5 million for the full year 2018. The cumulative effect for the nine months ended September 30, 2019 was included in the results for the three months ended September 30, 2019. Reclassification details have been provided in our report on third quarter results, dated November 12, 2019.

Our Sales & Advertising expense increased by 14% to €15.5 million in the fourth quarter of 2019 from €13.6 million in the fourth quarter of 2018, and by 22% on a full year basis as we increased our Annual Active Consumers by 54% and Orders by 85% over the same period. Our Sales & Advertising expense per Annual Active Consumer decreased by 21% from €11.6 per Annual Active Consumer in 2018 to €9.2 in 2019, as a result of continued marketing efficiencies, increased share of traffic on the app, which helps reduce re-engagement costs, and more effective search marketing investments.

5.	General and Administrative Expense, Technology and Content Expense

	For the three months ended December 31		YoY	For the year ended December 31		YoY
(€ million)	2018	2019	Change	2018	2019	Change
General and Administrative (“G&A”)	30.6	39.2	28%	94.9	144.5	52%
of which Share Based Compensation (“SBC”)	3.7	5.3	44%	17.4	37.3	114%
of which restructuring G&A		2.2	n.m		2.2	n.m

G&A, excluding SBC and restructuring G&A	26.9	31.7	18%	77.5	105.1	36%

Technology & Content (“Tech”)	6.6	7.7	18%	22.4	27.3	22%

G&A, Tech, excluding SBC and restructuring	33.5	39.4	18%	99.9	132.3	32%

In the fourth quarter of 2019, we incurred €2.2 million of restructuring G&A expenses as part of our portfolio optimization and headcount rationalization initiatives, including redundancy benefits, provisions and other business termination costs. G&A excluding SBC and restructuring G&A increased by 18% in the fourth quarter of 2019 compared to the same period the previous year.

The following table provides a breakdown of the G&A, excluding SBC and restructuring G&A, for the full years 2018 and 2019.

	For the year ended December 31		YoY
(€ million)	2018	2019	Change
Staff costs, excluding SBC	30.2	41.9	39%
Professional fees and sub-contracts	12.7	19.4	53%
Other G&A	23.1	24.5	6%
D&A, provisions and other non-cash expenses	11.5	19.3	67%

G&A, excluding SBC and restructuring G&A	77.5	105.1	36%

Staff costs, excluding SBC, represented approximately 40% of G&A, excluding SBC and restructuring G&A, for the full year 2019 and increased by 39% on a yearly basis. This was mostly as a result of organizational enhancements undertaken in the first half of the year to operate the business as a listed company.

Professional fees and sub-contracts, which include expenses related to legal and audit services, represented approximately 18% of G&A expense excluding SBC and restructuring G&A expense for the full year 2019 and increased by 53% in 2019 compared to 2018 following our public listing.

Other G&A expense represented approximately 23% of the G&A, excluding SBC and restructuring G&A, for the full year 2019. Other G&A expense includes office and infrastructure costs and was affected in 2019 by the adoption of IFRS 16, which led to changes in lease accounting, as detailed in the section “Operating Loss and Adjusted EBITDA”.

Lastly, Depreciation & Amortization, Provisions and other non-cash expenses represented approximately 18% of the G&A, excluding SBC and restructuring G&A for the full year 2019. While the adoption of IFRS 16 contributed to a reduction in occupancy costs, it also led to an increase in Depreciation & Amortization.

6.	Operating Loss and Adjusted EBITDA

	For the three months ended December 31		YoY	For the year ended December 31		YoY
(€ million)	2018	2019	Change	2018	2019	Change
Operating loss	(52.9)	(61.1)	15%	(169.7)	(227.9)	34%
Depreciation and Amortization	0.6	2.3	268%	2.2	7.9	265%
Share-Based Compensation (“SBC”)	3.7	5.3	44%	17.4	37.3	114%
Restructuring G&A1		2.2	n.m		2.2	n.m

Adjusted EBITDA, excluding restructuring G&A	(48.6)	(51.2)	5%	(150.2)	(180.5)	20%

[1]	Restructuring G&A relates to our portfolio optimization and headcount rationalization initiatives and includes redundancy benefits, provisions and other business termination costs.

Operating loss increased by 15% to €61.1 million in the fourth quarter of 2019 from €52.9 million in the fourth quarter of 2018, taking Operating loss for the full year 2019 to €227.9 million, up 34% from the prior year. This is attributable to an increase in G&A expense, which includes SBC expense, as well as an increase in Fulfillment expense.

Adjusted EBITDA loss, excluding restructuring G&A, increased by 5% to €51.2 million in the fourth quarter of 2019 from €48.6 million in the fourth quarter of 2018.

On January 1, 2019, we adopted IFRS 16, which changed the accounting for leases. This led to a reduction in G&A – rental charges - expense by approximately €1.4 million in the fourth quarter of 2019, an increase in D&A by approximately €1.2 million and an increase in finance costs by approximately €0.3 million resulting in a positive impact on Adjusted EBITDA of approximately €1.4 million in the fourth quarter of 2019, a positive impact on Operating loss of €0.2 million and a negative impact on Net loss of €0.1 million. Prior period amounts were not retrospectively adjusted.

7.	Cash Position

At the end of December 31, 2019, we had €232.4 million of cash on our balance sheet, including Cash & cash equivalents of €170.0 million and €62.4 million of Term deposits.

Sales Practices Review

The sales practices review, which we launched in the second quarter of 2019, has now been completed. In late 2019, we identified a small number of improper orders, mostly placed in the second quarter of 2019, in addition to the improper orders disclosed in our report on second quarter results. In aggregate, the improper orders identified generated less than 3% of our GMV in 2018, concentrated in the fourth quarter of 2018, and less than 2% of our GMV in 2019. Remedial measures have been taken. We have also implemented measures designed to prevent similar conduct in the future and, more broadly, to strengthen our internal controls and corporate governance. As part of our normal business, we continually take steps to strengthen our control environment and enhance our transaction monitoring procedures.

Legal Proceedings

In 2019, several putative class action lawsuits were filed in the U.S. District Court for the Southern District of New York and the New York County Supreme Court against us, certain of our officers, the members of our Supervisory Board, the underwriters of our initial public offering and, in New York State court, our auditors and our authorized representative. The cases assert claims under federal securities laws based on alleged misstatements and omissions in connection with and following our initial public offering. These actions remain in their preliminary stages. Two similar putative class action lawsuits filed in the Kings County Supreme Court were voluntarily dismissed in late 2019.

Conference Call and Webcast information

Jumia will host a conference call today, February 25, 2020 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:

Participant Dial in (Toll Free): 1-888-317-6016

Participant International Dial in: 1-412-317-6016

Canada Toll Free: 1-855-669-9657

A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/

An archived webcast will be available following the call.

(UNAUDITED)

Consolidated statement of comprehensive income as of December 31, 2019 and 2018

	For the three months ended		For the year ended
In thousands of EUR	December 31 2019	December 31 2018 (as restated) (a)	December 31 2019	December 31 2018 (as restated) (a)
Revenue	49,276	43,280 (a)	160,408	129,058 (a)
Cost of revenue	24,440	28,098	84,506	84,849

Gross profit	24,836	15,182	75,902	44,209
Fulfillment expense	23,880	17,245	77,392	50,466
Sale and advertising expense	15,490	13,603 (a)	56,019	46,016 (a)
Technology and content expense	7,728	6,576	27,272	22,432
General and administrative expense	39,200	30,633	144,525	94,925
Other operating income	537	(262)	1,929	172
Other operating expense	188	(188)	496	277

Operating loss	(61,113)	(52,949)	(227,873)	(169,735)
Finance income	(953)	469	3,959	1,590
Finance costs	1,003	213	2,576	1,349

Loss before Income tax	(63,069)	(52,693)	(226,490)	(169,494)
Income tax expense	522	384	575	887

Loss for the period	(63,591)	(53,077)	(227,065)	(170,381)

Attributable to:
Equity holders of the Company	(63,461)	(54,643)	(226,689)	(170,071)
Non-controlling interests	(130)	1,566	(376)	(310)

Loss for the period	(63,591)	(53,077)	(227,065)	(170,381)

Other comprehensive income/loss to be classified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations - net of tax	10,829	(2,652)	(19,449)	(9,312)
Other comprehensive income / (loss) on net investment in foreign operations - net of tax	(11,131)	2,218	20,179	9,072

Other comprehensive income / (loss)	(302)	(434)	730	(240)

Total comprehensive loss for the period	(63,893)	(53,511)	(226,335)	(170,621)

Attributable to:
Equity holders of the Company	(63,763)	(54,996)	(225,959)	(170,247)
Non-controlling interests	(130)	1,485	(376)	(374)

Total comprehensive loss for the period	(63,893)	(53,511)	(226,335)	(170,621)

(a) Restatement of consumer and partner incentives
Revenue		(516)		(1,511)
Gross profit		(516)		(1,511)
Sale and Advertising expense		(516)		(1,511)
Operating loss		—		—

(UNAUDITED)

Consolidated statement of financial position as of December 31, 2019 and December 31, 2018

	As of
	December 31	December 31
In thousands of EUR	2019	2018
Assets

Non-current assets
Property and equipment	17,434	5,020
Intangible assets	47	180
Deferred tax assets	109	175
Other non-current assets	1,508	1,263

Total Non-current assets	19,098	6,638

Current assets
Inventories	9,996	9,431
Trade and other receivables	16,936	13,034
Income tax receivables	725	726
Other taxes receivable	5,395	4,172
Prepaid expenses and other current assets	12,593	7,384
Term deposits	62,418	—
Cash and cash equivalents	170,021	100,635

Total Current assets	278,084	135,382
Total Assets	297,182	142,020

Equity and Liabilities

Equity
Share capital	156,816	133
Share premium	1,018,276	845,787
Other reserves	104,114	66,093
Accumulated losses	(1,096,134)	(862,048)

Equity attributable to the equity holders of the Company	183,072	49,965
Non-controlling interests	(498)	(117)

Total Equity	182,574	49,848

Liabilities
Non-current liabilities
Non-current borrowings	6,127	—
Provisions for liabilities and other charges – non-current	226	389	(a)
Deferred income – non-current	1,201	—

Total Non-current liabilities	7,554	389

Current liabilities
Current borrowings	3,056	—
Trade and other payables	56,438	47,292	(a)
Income tax payables	10,056	10,882
Other taxes payable	4,473	7,425	(b)
Provisions for liabilities and other charges	27,040	19,692	(b)
Deferred income	5,991	6,492

Total Current liabilities	107,054	91,783

Total Liabilities	114,608	92,172

Total Equity and Liabilities	297,182	142,020

(a) reclassification of provision for termination benefits
Provisions for liabilities and other charges – non-current	389
Trade and other payables	(389)

(b) adoption of IFRIC 23
Income tax payables	10,735
Trade and other payables	(10,735)

(UNAUDITED)

Consolidated statement of cash flows as of December 31, 2019 and 2018

	For the three months ended		For the year ended
	December 31	December 31	December 31	December 31
In thousands of EUR	2019	2018	2019	2018
Loss before Income tax	(63,069)	(52,693)	(226,490)	(169,494)
Depreciation and amortisation of tangible and intangible assets	2,378	635	7,906	2,166
Impairment losses on loans, receivables and other assets	3,270	2,205	5,877	4,436
Impairment losses on obsolete inventories	(452)	(499)	275	288
Share-based payment expense	5,333	3,702	37,267	17,409
Net (gain)/loss from disposal of tangible and intangible assets	21	30	(149)	52
Impairment losses on investment in subsidiaries	—	(42)	28	—
Net (gain)/loss from disposal of financial assets at amortised cost	(6)	—	—	—
Change in provision for other liabilities and charges	3,741	3,014	6,780	5,324 (a)
Interest (income)/expenses	(380)	(51)	(682)	(17)
Net unrealized foreign exchange (gain)/loss	1,989	(271)	(1,034)	(620)
Working capital adjustments:
(Increase)/Decrease in trade and other receivables, prepayments and VAT receivables	(9,255)	(784)	(15,443)	(717)
(Increase)/Decrease in inventories	1,007	228	(509)	(636)
Increase/(Decrease) in trade and other payables, deferred income and VAT payables	4,490	12,042	4,880	4,606 (a)
Income taxes paid	(23)	(997)	(1,294)	(1,809)

Net cash flows used in operating activities	(50,956)	(33,481)	(182,588)	(139,012)

Cash flows from investing activities
Purchase of property and equipment	(2,049)	(1,240)	(5,658)	(3,508)
Proceeds from disposal of property and equipment	39	(37)	51	20
Purchase of intangible assets	(78)	—	(109)	(27)
Proceeds from sale of intangible assets	2	—	224	219
Payment for acquisition of subsidiary, net of cash acquired	—	—	7	—
Interest received	262	—	795	—
Movement in other non-current assets	(111)	321	(295)	(337)
Placement of term deposits	(1)	—	(62,716)	—

Net cash flows used in investing activities	(1,936)	(956)	(67,701)	(3,633)

Cash flows from financing activities
Repayment of borrowings	(4)	(2,244)	(9)	(2,244)
Interest settled - financing	56	(142)	(22)	(142)
Repayment of lease interest	(476)	—	(1,176)	—
Repayment of lease liabilities	(1,222)	—	(3,769)	—
Equity transaction costs	(2,501)	—	(7,357)	—
Capital contributions received	(16)	96,013	329,161	215,985
Buy back of shares from non-controlling interests	—	(350)	—	(350)

Net cash flows from financing activities	(4,163)	93,277	316,828	213,249

Net decrease/increase in cash and cash equivalents	(57,055)	58,840	66,539	70,604

Effect of exchange rate changes on cash and cash equivalents	3	(437)	2,847	303

Cash and cash equivalents at the beginning of the period (*)	227,073	42,232	100,635	29,728

Cash and cash equivalents at the end of the period	170,021	100,635	170,021	100,635

(a) reclassification of provision for termination benefits
Change in provision for other liabilities and charges		389		389
Working capital adjustments:
Increase/(Decrease) in trade and other payables, prepayments and VAT payables		(389)		(389)

Forward-Looking Statements

This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS and Other Financial and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including GMV and Annual Active Consumers. We define GMV, Annual Active Consumers, Number of Orders, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:

GMV corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

Annual Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.

Number of Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.

Total Payment Volume corresponds to the total value of orders for products and services completed using JumiaPay including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns.

JumiaPay Transactions corresponds to the total number of orders for products and service completed using JumiaPay, irrespective of cancellations or returns.

Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense, finance income, finance costs, depreciation and amortization and share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•

as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•	to evaluate the performance and effectiveness of our strategic initiatives; and

•	to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:

•	Adjusted EBITDA does not reflect our share-based payments, income tax expense or the amounts necessary to pay our taxes;

•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.

The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended December 31		For the year ended December 31
(€ million)	2018	2019	2018	2019
Loss for the period	(53.1)	(63.6)	(170.4)	(227.1)

Income tax expense	0.4	0.5	0.9	0.6
Net Finance costs / (income)	(0.3)	2.0	(0.2)	(1.4)
Depreciation and amortization	0.6	2.3	2.2	7.9
Share-based payment expense	3.7	5.3	17.4	37.3

Adjusted EBITDA	(48.6)	(53.4)	(150.2)	(182.7)